Seward & Kissel LLP
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Telephone:  (202) 737-8833
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www.sewkis.com

October 24, 2016

VIA EDGAR

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AB Global Thematic Growth Fund, Inc.
Post-Effective Amendment No. 68
File Nos. 2-70427 and 811-03131

AB Cap Fund, Inc.
Post-Effective Amendment No. 212
File Nos. 2-29901 and 811-01716

Dear Mr. Oh:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendment to the registration statement filed on Form N-1A of AB Sustainable Global Thematic Fund (formerly the AB Global Thematic Growth Fund), a series of AB Global Thematic Growth Fund, Inc. (the "Global Fund"), and AB Concentrated Growth Fund, a series of AB Cap Fund, Inc. (the "Growth Fund") (together, the "Funds"), as provided orally to Ivy Wafford Duke and Jessica Cohn of this office on September 29, 2016.

The Staff's comments and our responses are discussed below.

General

Comment 1:
Please ensure that the facing sheet of the Funds' next post-effective amendment includes: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:
The facing sheet of the Funds' next post-effective amendment will include the approximate date of the proposed public offering and the title of the securities being registered and appropriate related disclosure.

Comment 2:	Please make sure to fill-in all bracketed or missing data throughout the filing for both Funds.

Response:	All pending (bracketed or missing) data at the time of the initial filing has since been provided.

Prospectus

Summary Information

Comment 3:	Please confirm that the information in footnote (d) under "Fees and Expenses" in the Summary Prospectus for the Growth Fund actually impacts fees, only include the footnote in such circumstance.

Response:	The footnote reflects fee waiver arrangements and expense reimbursements that limit certain operating expenses of the Growth Fund. Accordingly, it is appropriate to include this footnote.

Comment 3a:
Please confirm who may terminate the fee waiver and/or expense reimbursement obligation with respect to the Growth Fund prior to its expiration date and under what circumstances pursuant to Instruction 3(e) of Item 3 of Form N-1A.

Response:	The Growth Fund confirms that only the Fund's Board can in its discretion terminate the fee waiver and/or expense reimbursement obligation prior to its expiration date.

Comment 4a:	Please reflect the new investment objective under "Principal Strategies" for the Growth Fund.

Response:	The prospectus has been revised in response to this comment.

Comment 4b(i):	Please explain how exclusively relying on the location of the issuer achieves the investment objective for the Global Fund.

Response:
Please note that the Global Fund's investment objective is "long-term growth of capital" with its principal strategies being to "pursue opportunistic growth by investing in a global universe of companies that are positively exposed to sustainable investment themes".

Comment 4b(ii):
The Global Fund's new disclosure in the first paragraph under "Principal Strategies" appears to override the existing third and fourth sentences in the third paragraph by increasing the percentage of the Global Fund's assets required to be invested in global securities. Please delete or revise the third and fourth sentences in the third paragraph.

Response:
The revised "Principal Strategies" provide that the Fund will invest "at least 80% of its net assets in equity securities of issuers located throughout the world …". Accordingly, the third and fourth sentences in the third paragraph have been deleted as they are no longer applicable.

Comment 4c:
As described in the Letter to the ICI from Barry Miller dated July 30, 2010 (the "ICI Letter"), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by the Funds and specific as to the each Fund's intent.  Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	The Funds believe that the current disclosure is consistent with the ICI Letter.

Comment 4d(i):	Please disclose the type of swaps in which the Global Fund may invest.

Response:
The Global Fund discloses in the Prospectus under "Additional Information About the Funds' Risks and Investments" that it may invest in currency swaps, total return swaps, interest rate swaps and credit default swaps.

Comment 4(d)(ii):
Regarding total return swaps, please acknowledge to the Staff that the Global Fund is aware of the provisions on asset coverage discussed in Investment Company Act Release 10666 (April 18, 1979) ("Release 10666"), are familiar with the Concept Release relating to these issues (Investment Company Act Release 29776 (August 31, 2011) ("Release 29776")) and are aware that the SEC may issue further guidance on such transactions that could affect the Fund's operations.

Response:
The Global Fund acknowledges that it is aware of the provisions on asset coverage discussed in Release 10666, is familiar with Release 29776 relating to these issues and is aware that further SEC guidance on total return swaps could affect the Fund's operations.

Comment 4(d)(iii):
If the Global Fund invests in credit default swap agreements ("CDS"), or intends to write CDS, please confirm to the Staff that, in case of default, the Global Fund will cover the full notional value of the CDS it writes.

Response:	The Global Fund covers its positions in accordance with the Investment Company Act of 1940, the rules thereunder and SEC and Staff interpretative guidance.

Comment 4e:	The "Principal Strategies" for the Global Fund provide that the Fund may invest in derivatives. Explain if the Fund will include derivatives for purposes of the 80% investment policy.

Response:	The Fund anticipates meeting the 80% investment policy based on the Fund's investments in securities.

Comment 5a:	Please review the Global Fund's "Focused Portfolio Risk" as the Global Fund is diversified.

Response:	The Global Fund believes that the Focused Portfolio Risk disclosure is appropriate.

Comment 5b:	Please consider combining the separate risk bullets on "Focused Portfolio Risk" and "Non-Diversification Risk" for the Growth Fund.

Response:	The Growth Fund believes that it is appropriate to maintain these two separate sets of risk disclosure.

Comment 5c:	Please add a risk factor describing the risks of investing in exchange-traded funds ("ETFs") for the Global Fund.

Response:
Investments in ETFs do not present particular risks that are different from the principal risks currently disclosed, such as market risk or capitalization risk. We have not revised the Prospectus in response to this comment.

Comment 6a:
Please provide the file number and date of the Form N-14 filing for the Growth Fund merger with the predecessor fund. Please also provide confirmation that SEC accounting staff concurred with the determination that the predecessor fund's performance can be used for the advisor class.

Response:
The Growth Fund was the acquiring fund pursuant to a reorganization with the W. P. Stewart & Co. Growth Fund ("Acquired Fund"), as reflected in the Form N-14 filed on November 25, 2013 (SEC Accession No. 0000919574-13-006798). The Acquired Fund was the accounting survivor in the reorganization because the Growth Fund was a newly created fund that did not have performance information. Further, the subsequent Form N-1A filing on February 28, 2014 disclosed that "the information shown … reflects the historical performance of the W. P. Stewart & Co. Growth Fund, Inc. …"

Comment 6b:	Please explain the use of Class A "before and after taxes" instead of the Advisor Class, which is shown in the bar chart, per Instruction 3(c)(ii) to Item 4(b)(2) of Form N-1A for the Growth Fund.

Response:
The Advisor Class of the Growth Fund was used initially in 2014 recognizing that the Advisor Class was the only class with one year of performance following the reorganization, as discussed above. However, Class A shares were used once there was one year of performance in 2015 for that Class. This presentation is consistent with the use of Class A shares for such purposes for other AB Funds. The returns before and after taxes of Class A shares are lower than the returns of Advisor Class shares due to the higher expenses of the Class A Shares.

Comment 7:	Please include the actual inception date of the portfolio manager's service instead of "since its inception" for the Growth Fund.

Response:	The prospectus has been revised in response to this comment.

Comment 8:	Please reconcile the heading reference under "Additional Information" for the Growth Fund with the heading on page 12 of the prospectus regarding financial intermediaries.

Response:	The Growth Fund confirms the heading reference is accurate.

Additional Information about the Funds' Risks and Investments

Comment 9a:
Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure ("IM Guidance Update 2014-08").

Response:
Both Funds have reviewed IM Guidance Update 2014-08. The Funds have revised the prospectus disclosure to state that this section of the prospectus provides additional information about each Fund's investment practices and related risks, including principal and non-principal strategies and risks. The Funds' respective principal strategies and risks are identified in the "Summary Information" section of the prospectus. General Instruction C.3(a) to Form N-1A states that "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." This instruction permits a Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. Each Fund believes that it has identified its principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 9b:
Confirm that any principal investment strategies discussed in the "Principal Strategies" section of the summary are more fully disclosed in the "Additional Information about the Funds' Risks and Investments" section .

Response:	Each Fund confirms that its principal strategies discussed in the summary section are more fully disclosed in the "Additional Information about the Funds' Risks and Investments" section.

Comment 10:
Please revise the introductory narrative to the "Additional Risks and Other Considerations" section to clarify whether the disclosures refer to principal or non-principal risks. In particular, the reference to "risk considerations" is unclear to the staff.

Response:	Please see the Funds' response to Comment 9a.

Investing in the Funds

Comment 11:	Please describe what constitutes "proper form" or provide a cross reference to a section where the term is more fully defined.

Response:
The Funds believe that the term "proper form" reflects plain English, is commonly used and well understood in the fund industry and that no further disclosure is necessary. The prospectus has not been revised in response to this comment.

Comment 11a:	Please explain the removal of references to the CollegeBoundfund from the filing.

Response:	The Rhode Island CollegeBoundfund redeemed its assets from the AB Funds in July 2016.

Management of the Funds

Comment 12:	Please provide detail regarding the applicable fee waivers by the Adviser in this section.

Response:	The detail regarding the applicable fee waivers is found under "Fees and Expenses of the Fund" in the "Summary Information" section.

Appendix A

Comment 13:	Please confirm the authority to remove reference to the NY settlement agreement in Appendix A - "Hypothetical Investment and Expense Information".

Response:	The agreement with the New York Attorney General does not require this disclosure, so it has been removed.

Statement of Additional Information

Comment 14:
Please provide additional disclosure in the "Investment Restrictions" section relating to the Investment Company Act of 1940 and applicable laws that describes the limitations on the Funds' investments in greater detail.

Response:
The Funds believe the disclosure appropriately reflects each Fund's fundamental and non-fundamental investment policies as approved by the respective Fund's Board of Directors. The SAI has not been revised in response to this comment.

Comment 15:	Please add disclosure for the compensation paid to the sub-adviser under "Advisory Agreements and Expenses" pursuant to Item 19(a)(3) to Form N-1A.

Response:	Please note that there are no sub-advisers managing either Fund.

Comment 16:	Please ensure that all information to be provided for the most recent fiscal year has been updated accordingly.

Response:	Applicable data in the SAI has been updated for the most recent fiscal year.

Comment 17:	Please move the discussion of "Compensation Paid to Principal Underwriter" under "Purchase of Shares" to the "Expenses of the Funds" section in the SAI.

Response:	The Funds believe that the current placement of the disclosure is appropriate under "Purchase of Shares". The SAI has not been revised in response to this comment.

Comment 18:
Please either reconcile (and delete disclosure, as applicable) the last two paragraphs under the "Redemption" subsection of the "Redemption and Repurchase of Shares" section of the SAI, which discuss redemption of shares for which share certificates have (or have not) been issued, with the second sentence of the seventh paragraph under the "Purchase of Shares" subsection of the "Purchase of Shares" section of the SAI, which states that "…the Fund will not issue share certificates representing shares of the Fund."

Response:
While the Funds do not issue share certificates, some AB Funds included in the AB Growth Funds SAI have historically issued share certificates. Therefore, the SAI has not been revised in response to this comment.

Comment 19:	Provide the updated data for "Principal Holders" pursuant to Item 18(a) and (c) of Form N-1A for control persons and management ownership.

Response:	The above-referenced data has been provided as of October 5, 2016.

Comment 20:
Please revise the Proxy Voting Policy Statement attached as Appendix A to provide more details on the actual policies used by the Adviser in accordance with the requirements of Item 17(f) of Form N-1A.

Response:
Item 17(f) of Form N-1A requires that a fund "describe the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities . . ." The item permits (but does not require) a fund to satisfy this requirement by including a copy of the policies (Instruction 1) to Item 17(f). The Funds believe the description provided in the SAI meets the requirements of Item 17(f) of Form N-1A.

Other

Comment 21:	Please provide Tandy representations and a response letter in the form of Edgar correspondence prior to the effective date of the filing.

Response:	Although no longer required, the Tandy representations are provided herein.

* * *

Each Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments in each filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please feel free to contact Ivy Wafford Duke at (202) 661-7179.

Sincerely,

/s/ Ivy Wafford Duke
Ivy Wafford Duke

/s/ Jessica D. Cohn
Jessica D. Cohn

cc:	Emilie D. Wrapp, Esq. Nancy D. Hay, Esq. Paul M. Miller, Esq.